Mail Stop 3561

September 28, 2006

Mr. Christopher J. Pappas
President and Chief Executive Officer
Luby's, Inc.
13111 Northwest Freeway, Suite 600
Houston, Texas 77040

> **Re:** **Luby's Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2005**
> **Form 8-K furnished on June 8, 2006**
> **File No. 001-08308**

Dear Mr. Pappas:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief